Filed by Mirna Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934, as amended

Subject Company: Mirna Therapeutics, Inc.

Commission File No.: 001-37566

On May 16, 2017, Mirna Therapeutics, Inc. (“Mirna”) and Synlogic, Inc. (“Synlogic”) hosted an investor conference call at 8:30 a.m. Eastern Time to discuss the entering into of a definitive merger agreement under which Synlogic will merge with a wholly owned subsidiary of Mirna in an all-stock transaction.  The conference call related to such proposed merger is set forth below:

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CORPORATE SPEAKERS

•                  Christina Tartaglia; Stern Investor Relations; Senior Analyst

•                  Paul Lammers; Mirna Therapeutics; President and CEO

•                  Alan Fuhrman; Mirna Therapeutics; CFO

•                  J.C. Gutierrez-Ramos; Synlogic; President and CEO

•                  Todd Shegog; Synlogic; CFO

•                  Dr. Aoife Brennan; Synlogic; Chief Medical Officer

PARTICIPANTS

•                  Yigal Nochomovitz; Citibank; Analyst

•                  Ted Tenthoff; Piper Jaffray; Managing Director

PRESENTATION

Operator:  Welcome to the Mirna Therapeutics and Synlogic Conference Call.  At this time, all participants are in a listen only mode.  A brief question and answer session will follow the formal presentation.

(Operator Instructions)

As a reminder, this conference is being recorded.  It is now my pleasure to introduce your host Christina Tartaglia from Stern Investor Relations.  Thank you, Christina.  You may begin.

Christina Tartaglia; Stern Investor Relations:  Thank you and good morning.  Joining the call from Mirna Therapeutics are Dr. Paul Lammers, President and Chief Executive Officer and Alan Fuhrman, Chief Financial Officer.

Joining the call from Synlogic are J.C. Gutierrez-Ramos, President and Chief Executive Officer, Todd Shegog, Chief Financial Officer and Dr. Aoife Brennan, Chief Medical Officer.

Before we begin, I’d like to remind everyone that our call today will include remarks about future expectations, plans and prospects for Mirna and Synlogic, which constitute forward-looking statements for the purpose of the Safe Harbor provisions under applicable federal securities laws.

These forward-looking statements include without limitation statements regarding the completion of the transaction, the combined company’s expected cash position, Mirna and Synlogic’s expectations with respect for future performance, the nature strategy and focus of the combined company and the efficacy, safety and projected development timeline and commercial potential of any products candidates.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expected, including, (1), the risk that the conditions to the closing of the transaction are not satisfied and uncertainties as to the timing of the consummation of the transaction.  (2) risks related to the combined company’s development and commercialization of potential product candidates and (3) uncertainties with respect to any novel class of therapeutics including, synthetic biotic medicines.

You are advised to read, when available, Mirna filings with the SEC including a registration statement that will contain a proxy statement to be used in connection with solicitation of proxies for the special meeting of shareholders to approve the transaction because these documents will contain important information about the transaction and the participants’ interest in such transactions. These documents can be obtained without charge at the SEC’s internet website www.sec.gov.  Now, I’ll turn the call over to Dr. Paul Lammers.  Good morning, Paul and congratulations.

Paul Lammers; Mirna Therapeutics; President and CEO:  Thank you, Christina.  And, good morning, everyone.  This morning we issued a press release announcing a transformative event, our agreement to merge with Synlogic.  I’d like to provide an overview of the transaction and the value it brings to our shareholders.

Then, I will turn it over to Dr. J.C. Gutierrez-Ramos to talk more about Synlogic’s exciting discovery and development platform and novel class of living medicines called synthetic biotics.

In 2016, we announced we would cease our MRX34 program and look for strategic alternatives to maximize shareholder value.  A full competitive process was conducted that generated formal proposals from dozens of companies.

After conducting an extensive and thorough review of these proposals, Mirna decided to enter into a definitive merger agreement with Synlogic, a well-funded, privately-held biotechnology company with a robust discovery and development platform creating a novel new class of living medicines with the potential to transform human health.

This merger represents an optimal and exciting path forward for both companies and we expect the transaction to advance promising new medicines for patients in need and, to create meaningful value for shareholders.

For Mirna shareholders this transaction will provide a significant equity stake in a pioneering biotechnology company stemming from cutting edge research out of MIT.  Synlogic is led by an experienced management team with deep expertise in the underlying novel science and in successfully advancing innovative medicines through the clinic to market.

This transaction has been approved by the boards of directors of both companies and is expect to close in the third quarter of 2017.  With that, I’d like to turn the call over to J.C., Synlogic’s CEO.

J.C. Gutierrez-Ramos; Synlogic; CEO:  Thank you, Paul.  I’m excited to share with everyone the Synlogic story.  We believe this transaction represents a unique opportunity to accelerate the development of our proprietary technology platform for creating living synthetic biotic medicines.

By bringing together the substantial resources of both Synlogic and Mirna, we are creating a truly unique publically traded company.  We have also closed a $42 million Series C preferred stock financing from leading investors including participation from our current investors.

Let me start with a brief overview and background on our proprietary technology platform.  As you well know, over the last decade, it has become clear that living medicines have unique advantages as therapeutics.  Living cells can carry out functions that cannot be performed by many conventional drug treatments such as small molecules or antibodies.

While many conventional treatments address one molecular dysfunction, we have seen that living medicines such as stem cells or CAR T cells can compensate for entire functions or pathways that are missing or damaged due to disease.

Our synthetic biotic discovery and development platform works by using the tools and principles of a novel discipline called synthetic biology, as well as by metabolic engineering to re-design the genetic code of E. coli Nissle, a well-known strain of beneficial bacteria derived from the human gut flora that is commonly used as a safe probiotic across Europe and other parts of the world.

We just don’t modify one gene or two, but we engineer multiple genes and their control elements so that once they are reprogrammed, these novel probiotic microorganisms can sense their pathological environment in disease.

They can respond as a living medicine activating a whole pathway that has been carefully designed for pharmacological potency and therapeutic effect.  Additionally, our programs work from within the GI tract, where we take advantage of the natural cross-talk between the microbiome and the systemic blood circulation.

Simply, if your liver, kidney or pancreas cannot perform a certain metabolic function, you can take your oral synthetic biotic medicine daily and it will perform in your gut what you cannot do with your own somatic organs.

Synthetic biotic medicines are programmed to sense and response to the disease activity by activating a very precise genetic program that has been engineered using synthetic biology and Synologic proprietary technology.

As such we believe and intend to test that synthetic biotic medicines can be deployed against a broad range of human disease, from rare metabolic disorders, to inflammatory bowel disease, to cancer.

In fact, we have demonstrated in preclinical models that synthetic biotic candidates can be engineered to locally produce therapeutic factors that reduce inflammation or impact the tumor microenvironment.  They are designed to be potent, durable and reversible.  They are also designed to have a benign safety profile and offer the convenience of oral administration.

Our initial focus is on metabolic diseases, especially in, specifically in rare monogenic metabolic disorders called inborn errors of metabolism or IEM’s.  Patients with these diseases are born with a faulty gene inhibiting the body’s ability to break down commonly occurring byproducts of metabolism that then accumulate to toxic levels and cause serious health consequences.

Our synthetic biotic therapies are designed to compensate for the entire dysfunctional metabolic process that is broken in these patients, therefore preventing accumulation and often turning the toxic compound into a beneficial one.

We are nearing the clinic with our lead program, a synthetic biotic medicine called SYNB1020 for the treatment of hyperammonemia due to urea cycle disorders, an IEM and other liver conditions.

We are on track to start phase 1 healthy volunteer study by mid-2017.  Our Chief Medical Officer Aoife Brennan, will share more about this program and our phenylketonuria or PKU program next.

In summary, at Synlogic we have established a highly efficient drug discovery platform, assembled an experienced team and built a pipeline of drug candidates.  For each target disease we use synthetic biology to re-engineer the genome of a pro-biotic bacteria to perform the specific metabolic function that is lost or damaged.

This results in a targeted synthetic biotic living medicine that can be deployed against a wide variety of rare and common diseases.  Now I will turn it over to Dr. Aoife Brennan to talk more about our pipeline, Aoife.

Dr. Aoife Brennan:   Thank you JC.  Now that you have an overview of the platform, I am happy to share with you some of our exciting pipeline assets which we are advancing towards the clinic As JC mentioned our initial programs are focused on rare metabolic disorders or inborn errors of metabolism.

These diseases have well defined patient populations and well understood biology with measurable substrate that accumulates to cause disease.  These groups of rare diseases are the perfect application of our synthetic biotic medicines and we hope to bring meaningful change to the life of patients suffering from theses debilitating conditions.

We anticipate that our lead candidate SYNB1020 which has orphan designation will enter the clinic mid 2017.  It’s focused on treating patients affected by hyperammonemia.  Today we will talk about the potential for this program for UCD as well as for hepatic encephalopathy.  HE is a more common condition with elevated ammonia secondary to liver disease.

So initially for urea cycle disorders, these are a group of rare genetic disorders afflicting approximately 2000 patients in the U.S.  UCD’s are caused by a deficiency of one of the six enzymes of the urea cycle.

The urea cycle is a series of biochemical steps in which nitrogen, a waste product of protein metabolism is removed from the blood and converted to a compound called urea.  Normally urea is transferred to the urine and removed from the body.

In patients with UCD, nitrogen accumulates in the form of ammonia.  This excess reaches the central nervous system where ammonia has toxic effects.  UCD can lead to potentially dire consequences such as irreversible brain damage, coma and even death.  Current treatments include nitrogen scavengers to draw down ammonia levels as well as a strict protein-restricted diet to avoid peaks caused by protein intake.

SYNB1020 is a synthetic biotic medicine designed as an oral therapy to operate from the gut where ammonia is produced.  SYNB1020 works by activating a programmed intracellular metabolic pathway to consume excess ammonia, and has demonstrated robust reduction in blood ammonia levels, in validated rodent models of hyperammonemia.

SYNB1020 has potential to transform the treatment paradigm for UCD as a potentially safe and effective oral medicine to control ammonia levels and allows consumption of protein, liberating patients for this very challenging diet.

We’re excited that this promising investigational medicine is almost at the point of entering the clinic.  Our first phase 1 clinical trial is designed to reflect safety and tolerability in health volunteers, and includes single and multiple ascending dose cohorts.

It will also include multiple biomarkers that will provide useful insight regarding the kinetics of our synthetic biotic medicine in humans as well as mechanistic insights regarding ammonia consumption activity.

Following success in our phase 1 healthy volunteer study, we plan to initiate two parallel studies to better understand the safety and efficacy of SYNB1020 as well as its ability to reduce ammonia build up in patients.

The first of these clinical trials will be in patients with UCD, the second will be in patients with HE.  These two studies will allow us to understand the potential safety and efficacy of SYNB1020 in both populations.

Our other program is in phenylketonuria, or PKU.  This is another IEM afflicting approximately 14,000 people in the US and is caused by a mutation in the gene encoding the enzyme phenylalanine hydroxylase, or PAH.  PKU patients cannot break down phenylalanine, which results in its accumulation.

High phe levels can cause central nervous system and developmental disorders.  There remains significant unmet need for people with PKU who must adhere to a lifelong, phe exclusion diet.

SYNB1618 is a synthetic biotic medicine designed to remove excess phenylalanine from the blood.  It is engineered to activate a programmed metabolic pathway to compensate for the missing PAH in the liver.

It has demonstrated robust activity in validated rodent models of PKU.  And we are actively working to advance this program into the clinic.  We will provide further guidance on timing as the program progresses.

We also have an exciting collaboration with AbbVie using our technology platform to advance potential treatments for inflammatory bowel disease.  We’re pleased with the progress of this program and look forward to some exciting advances in the future.

Additionally, we have several early stage candidates under development for other liver diseases such as NASH and immuno-oncology where we are exploring potential combinations of activities within one synthetic biotic medicine.

We will be able to directly apply learnings from our two lead programs to improve our efficiency for these programs which follow behind.  With that, I’ll now turn our call over to our CFO, Todd, to talk a bit about the transaction and financing.

Todd Shegog:  As you can see, we’re very excited about our pipeline of synthetic biotic medicines and our productive and novel technology platform.  Let me review the terms of this transaction.

Following the merger, current Synlogic shareholders will own approximately 83% of the resulting company and the current Mirna shareholders will own the balance or approximately 17% of the combined company.

The exchange ratio is based on expected cash to be held by Mirna at the time of the close, and the actual allocation will be subject to adjustment based on Mirna’s net cash balance at closing. The resulting company will operate under the Synlogic name and will trade on the Nasdaq global market with a new ticker symbol that we will announce at a later time.

In addition to merging with Mirna, we have closed a $42 million Series C preferred stock financing with participation from leading biotechnology investors, including; AJU IB Investment, Ally Bridge Group, Arctic Aurora LifeScience, CLI Ventures, Perceptive Advisors, Rock Springs Capital and other undisclosed new investors.

As well, we’re pleased to say that our existing investors; Atlas Venture, Deerfield, New Enterprise Associates or NEA, and OrbiMed also participated in the financing, showing their continued confidence in the potential of our programs and our ability to deliver on their promise.

The combined cash from the Series C and expected cash from the merger at close is approximately $82 million.  That, plus Synlogic’s current cash is expected to fund Synlogic through mid-2019.

Following the close, J.C. will continue as CEO of the merged company, which will be headquartered in Cambridge, Massachusetts.  The board of directors will be comprised of seven directors, including two currently serving on Mirna’s board.

This transaction provides Synlogic with sufficient capital to advance our two lead product candidates into the clinic, providing us with important patient proof-of-concept data, and to advance our development of additional product candidates from our earlier portfolio to treat other metabolic and inflammatory disorders as well as cancer.

As we have approached the expected closing of the merger, we will update you on clinical, operational and financial guidance in more detail for the combined company.  And with that, I’ll turn the call back over to J.C.

J.C. Gutierrez-Ramos:  Thank you all for your participation today.  As you just heard, at Synlogic we have a robust technology platform to create living medicines.  We have a team that has quickly generated promising synthetic biotic product candidates which are poised to enter the clinic soon and offers a steady stream of scientific and development milestones, as well as significant opportunities for partnership.

The resulting company will have a strong cash position, allowing us to accelerate development of Synlogic’s two lead programs as well as the development of exciting candidates for other indications behind them.

We look forward to speaking with you in more detail going forward.  And now we’ll open the call to questions.

QUESTIONS AND ANSWERS

Operator: (Operator Instructions) Yigal Nochomovitz of Citibank.

Yigal Nochomovitz :  Congrats on the transaction.  It might be too early for you to answer this, but I’d be curious on your thoughts.  Obviously, there are two approved drugs that are relevant for your pipeline, Ravicti for urea cycle and KUVAN for PKU.

So, if possible, could you just comment to the extent you can on the long term goal in terms of going against standard of care or doing late stage trials in combination with standard of care versus standard care?  You wouldn’t have some ideas there?

J.C. Gutierrez-Ramos:  Very good question.  I’m going to ask our chief medical officer, Aoife, to answer those questions.

Aoife Brennan:  Thank you so much for your question.  I think the KUVAN one is more straight forward, so I’ll take that first.  And, as you know, KUVAN is — there’s a small proportion of patients with PKU who are responders to KUVAN.  It’s a subset of the broad population which we estimate to be approximately 20%.

So certainly, from a clinical development prospective, that allows us with some room to study patients who are not on therapy currently.  Obviously, that may change as we proceed through development and there are other advances in the treatment.

Regardless, we do believe that there remains significant unmet need in patients with PKU and believe that we have potential to really add a novel and potentially transformative therapeutic approach for those patients.  So, we’ll be working to work out the best path forward from the development perspective.

And then secondly on the Ravicti front, we’re obviously still working through what those development plans would look like.  And our interactions with key opinion leaders and patients, again, really lead us to believe that there is significant potential there for a therapy that would address the unmet medical need that remains both in patients who are currently on Ravicti and patients who are not currently taking scavenger therapy.

So exactly how that feeds into our late phase development plans I think we’ll communicate as we proceed through development.  But for now, I think for both diseases, we feel there’s unmet needs and we have potential to really bring value to patients for both diseases.

Yigal Nochomovitz:  OK, thanks.  And just also, can you just comment briefly on what steps you’ve taken in terms of engineering the strain of bacteria you’re using to prevent any pathogenic consequences?

J.C. Gutierrez-Ramos:  Yes, our bacteria — are commonly used probiotics and then have been engineered to enhance the natural ability to transform ammonia into arginine.  Again, no new genetic material in SYNB1020 and a common probiotic derived from the human microbiome.

In addition, we have made the bacteria an auxotroph.  It depends for growth on the addition of an external substance that they’re being grown with in the bioreactor and that is not present in the G.I. tract.

There are multiple layers.  If a natural probiotic is derived from the human microbiome, the genes are already in the bacteria and already inside us.  And we have refactored the pathway to make it literally much more potent that the natural one and it’s an auxotroph.  There are all these layers for safety.

Operator: (Operator Instructions) Just one moment for any further questions.  And we do have another question from the line of Ted Tenthoff of Piper Jaffray.  Your line is open.

Ted Tenthoff:  Great, thank you very much.  Even — just taking a half step back and congratulations on the transaction.  This is exciting news from the Company.  Looking at the Phase 1, will you first have to do Phase 1 in healthy volunteers?

And if you do a Phase 1 with a first product, would you have to do additional Phase 1 safety work in healthy volunteers for a subsequent product, or would they be viewed largely the same by the FDA?

And then, in terms of second steps, if you do first study the drug in healthys, how large of a Phase 2 proof of concept would you anticipate?

Aoife:  I can take that question, Ted.  Great question, I think for each program we would evaluate the potential development path based on scientific, medical and operational considerations.

But I think our overall goal would remain the same, which is the quickest possible path to safely establishing proof of concept in patients remains the goal regardless of what that initial indication is.

Obviously, as we go through development, the safety experience will be influenced both by the individual pathway, the disease and also what we learned from our other programs that are ahead in the clinic.  And we’ll continue to work with regulators to make sure we’re taking the most expeditious path to patient proof of concept.

In terms of your second question around whether and how big the population needs to be, I think we have the benefit from our two lead programs in that we have a measurable endpoint in patients that we know is very likely to predict the clinical consequences of the disease, namely ammonia levels in patients with hyperammonemia and phenylalanine levels in patients with PKU.

I think they’re nice indications to study initially and good initial programs and applications for the technology.  I think the other component that will influence the number of patients will be whether or not we have a biomarker and what the variability of those assessment in the patient population would be to perform a definitive study.

But I think in both — in both indications, it would be on the smaller end of the spectrum and hopefully a short term read out in both.  And as we have more firm plans about those study designs and patient populations, we’ll be providing further guidance.

Ted Tenthoff:  Great, well, that fundamentally makes sense that really the end product — so for example, we’re removing the ammonia or whatever — would actually be the biomarker.

Aoife Brennan:  Exactly, that would be the distal biomarker.  And in some cases, we may even have a proximal biomarker for diseases so that we have multiple different opportunities to assess in vivo activity and some may be even applicable in healthy volunteer populations so we can de-risk mechanism.

Ted Tenthoff:  Makes a lot of sense, very helpful, thanks.

Aoife Brennan:  You’re welcome.

Operator:  Thank you, our next question is from the line of Paul Fabre of BioBridges.  Your line is open.

Unidentified Participant:  Yes, hello, everybody.  Hello, Aoife, Todd and everybody and J.C.  Thank you all for taking the call and taking the question.

Read the story this morning and I was curious about — with Mirna having been focused on their oncology programs and you all being more focused on PKU, UCD, does this — I would imagine it gives you some ability to pivot your pipeline into a, at some point, more oncology focused therapeutic indications.  Is that going to be something that is part of the plan with this merger or is it more based upon financials, or both?

J.C. Gutierrez-Ramos:  Yes, thank you for that question.  That’s a good one.  We certainly admire very much the efforts in micro RNA that Mirna developed.  We have our own initial discovery programs in immune-oncology.  And certainly at the time, we have very interesting preclinical data.

And as the time and the data gathers, we’ll make the decision of where we’re taking some of these programs or not into the clinic.  We’re very excited about that potential application of our platform.

Operator:  Thank you, and at this time, I’m showing no further questions.  I’d like to turn the call back over to Mr. J.C. Gutierrez-Ramos, CEO Synlogic, for closing remarks.

J.C. Gutierrez-Ramos:  Well, thank you so much.  I have nothing else to say than thank you everybody that joined the call today.  We’re looking forward to continuing to interact with you in the future and we’re pleased to have reached this agreement with our Mirna colleagues and build on their great company.  Thank you so much everybody.

Operator:  Ladies and gentlemen, thank you for your participation in today’s conference.  This does conclude the program, you may now disconnect.  Everybody have a great day.

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Forward-Looking Statements

This communication contains “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this communication regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements.  In addition, when or if used in this communication, the words “may,” “could,” “should,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict” and similar expressions and their variants, as they relate to Mirna Therapeutics, Inc. (“Mirna”), Synlogic, Inc. (“Synlogic”) or the management of either company, before or after the aforementioned merger, may identify forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements relating to the timing and completion of the proposed merger; Mirna’s continued listing on the NASDAQ Global Market until closing of the proposed merger; the combined company’s listing on the NASDAQ Global Market after closing of the proposed merger; expectations regarding the capitalization, resources and ownership structure of the combined company; the approach Synlogic is taking to discover and develop novel therapeutics using synthetic biology; the adequacy of the combined company’s capital to support its future operations and its ability to successfully initiate and complete clinical trials; the nature, strategy and focus of the combined company; the difficulty in predicting the time and cost of development of Synlogic’s product candidates; the executive and board structure of the combined company; and expectations regarding voting by Mirna’s and Synlogic’s stockholders. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the transaction are not satisfied, including the failure to timely or at all obtain stockholder approval for the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each of Mirna and Synlogic to consummate the transaction; risks related to Mirna’s ability to correctly estimate its operating expenses and its expenses associated with the transaction; the ability of Mirna or Synlogic to protect their respective intellectual property rights; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Mirna’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2017. Mirna can give no assurance that the conditions to the transaction will be satisfied. Except as required by applicable law, Mirna undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Mirna and Synlogic, Mirna intends to file relevant materials with the SEC, including a registration statement that will contain a proxy statement and prospectus. MIRNA URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MIRNA, THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Mirna with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov.  In addition, investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Mirna with the SEC by contacting Investor Relations by mail at Attn: Investor Relations, PO Box 163387, Austin, TX 78716.  Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Mirna and Synlogic, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Mirna’s directors and executive officers is included in Mirna’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 15, 2017.  Additional information regarding these persons and their interests in the transaction will be included in the proxy statement relating to the transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated below.